

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 29, 2008

Mr. Charlie Tarzian
President and Chief Executive Officer
'mktg, inc.'
75 Ninth Avenue
New York, New York, 10011

      Re: 'mktg, inc.'
             Item 4.01 Form 8-K
             Filed: November 24, 2008
             File No. 0-20394

Dear Mr. Tarzian:

      We have completed our review of your Form 8-K and related filing and do not, at this time, have any further comments.

      Sincerely,

      Robert Littlepage
      Accountant Branch Chief